Exhibit 99.1

news release

Members of the Society of United Professionals ratify two-year collective agreement with Hydro One

Toronto, April 30, 2019 – Hydro One Inc. and the Society of United Professionals (“the Society”) are pleased to announce that union members voted in favour of a two-year collective agreement.

“This agreement recognizes the significant contributions of our employees in delivering exceptional customer service, reducing costs, improving reliability of Ontario’s electricity system and driving shareholder value,” said Paul Dobson, Acting President and CEO, Hydro One. “Hydro One is committed to building relationships with union leadership and I want to thank our respective negotiating teams for their hard work and collaboration over the last several months.”

“The Society of United Professionals prides itself on working collaboratively with employers to negotiate collective agreements that are fair for everyone,” said Scott Travers, President of the Society. “I am very pleased that our membership voted in favour of this agreement.”

The collective agreement between Hydro One Inc. and the Society covers approximately 1,500 employees in critical engineering, supervisory and administrative roles.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, approximately $25.7 billion in assets and 2018 annual revenues of nearly $6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

About the Society of United Professionals:

The Society of United Professionals was founded more than 70 years ago by engineers who wanted better working conditions. Today, the Society represents 8,000 professionals across Ontario in the public, private and not-for-profit sectors. Society members include engineers, lawyers and supervisors among many other occupations. Learn more at www.thesociety.ca and follow us on Facebook, Twitter, and YouTube.